April 29, 2025

Mark Stone
Chief Executive Officer
Gores Holdings X, Inc.
6260 Lookout Road
Boulder, CO 80301

       Re: Gores Holdings X, Inc.
           Amendment No. 1 to Registration on Form S-1
           Filed April 29, 2025
           File No. 333-286495
Dear Mark Stone:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 22, 2025 letter.

Amendment No. 1 to Registration on Form S-1
Exhibits

1. We note your response to prior comment 1. We also note your assumption in 2.10 that
       "none of the Class A Ordinary Shares will be issued for less than par value." Please request that Cayman counsel revise its opinion in Exhibit 5.2 to remove this inappropriate assumption. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to
       Section II.B.3.a of Staff Legal Bulletin No. 19.
 April 29, 2025
Page 2

       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Heather Emmel, Esq.